

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4887
St. Petersburg, FL 33702

> **Re: Marquie Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2024**
> **File No. 333-282356**

Dear Marc Angell:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Your disclosure that the selling stockholder "is not a broker-dealer, is not an affiliate of a broker dealer, and does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock" is inconsistent with your disclosure on page 9 that the selling stockholder is an underwriter. Please revise or advise.

Forward-Looking Statements and Projections, page 1

2.   Please remove your references here and on page 15 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.

Risk Factors, page 5

3.   Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission's press release, available at https://www.sec.gov/newsroom/press-releases/2024-157.

Plan of Distribution, page 9

4.   We note your disclosure that the selling stockholders may utilize "purchases by a broker-dealer as principal and resale by the broker-dealer for its account." Please confirm your understanding that the retention by a selling stockholder of a broker-dealer would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

5.   Please revise to include the Series A preferred stock in the beneficial ownership table and add cover page disclosure regarding the fact that the ownership of these preferred shares gives Mr. Angell control of the Company. Refer to Item 403(a) of Regulation S-K.

General

6.   Given the nature of your offering, including the size of the shares outstanding and the amount of shares you are registering, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, review Compliance &Disclosure Interpretations 612.09.

7.   You disclose in your filing that the selling stockholder may offer shares at "prevailing market prices." You also disclose that your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling stockholder will offer and sell its shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner